Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 24, 2023

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel on August 24, 2023, at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve a change of the Company’s name to “Scinai Immunotherapeutics Ltd.” or such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association accordingly.

4.	To approve an amendment to the Company’s Articles of Association to provide that the Company is required to appoint external directors under the Israel Companies Law, 5759-1999 (“Companies Law”) only to the extent required by the Companies Law and the regulations thereunder.

5.	To approve amendments to the annual cash compensation paid to our independent directors.

6.	To approve the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors replacement options to purchase ADSs.

7.	To approve a new grant of options to purchase ADSs to our non-executive directors.

8.	To approve a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2022.

9.	To approve a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors.

10.	To approve amendments to the Company’s Compensation Policy for Executive Officers and Directors.

11.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on July 10, 2023 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the form of proxy to be provided separately.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares or ADSs be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail the proxy to be provided separately at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

July 5, 2023